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                   [KELLY LYTTON MINTZ & VANN LLP LETTERHEAD]


VIA EDGAR
---------



                               December 24, 1997


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Mall Stop 4-6
Washington, D.C. 20549
Attn: Mr. Don Rinehart


        RE:  TEAM COMMUNICATIONS GROUP, INC.
             WITHDRAWAL OF REGISTRATION STATEMENT ON FORM 8-A
             (File No. 000-23307)
             ------------------------------------------------


Ladies and Gentlemen:

        On behalf of Team Communications Group, Inc. (the "Registrant"), we hereby request the withdrawal of the Registrant's Registration Statement on Form 8-A relating to the registration of the Registrant's Common Stock pursuant to the Registrant's Registration Statement on Form SB-2 as amended (File No. 333-26307) (the "1933 Act Registration Statement"). The reason for this withdrawal is to coordinate the timing of effectiveness with the 1933 Act of Registration Statement.

        Thank you for your prompt attention to this matter. Please call the undersigned at (310) 277-5333 if you have any questions concerning the foregoing.


                                        Sincerely yours


                                        /s/ BARRY S. BABOK
                                        ------------------------
                                            Barry S. Babok




cc:   Mr. Drew Levin
      Eric Elias, Esq.
      Mr. Michael Latiner
      Bruce Vann, Esq.